Exhibit 99.4

Zev Zelman Direct: Fax: E-mail:	(514) 397-3123 (514) 397-3443 zzelman@stikeman.com
May 11, 2011
BY EMAIL AND COURIER
Atna Resources Ltd.
14142 Denver West Parkway
Suite 250
Golden, Colorado
80401
To the Board of Directors of Atna Resources Ltd.:

Re:	Settlement Proposal to the Board of Directors of Atna Resources Ltd. (“Atna”)
     Further to discussions following the termination of Atna’s annual general shareholders’ meeting held this past May 6, 2011 (the “Meeting”), we are providing this letter to reiterate our client’s, Lloyd I. Miller, III’s (“Miller”), desire to work with Atna in a collaborative process in order to settle any differences and to move forward with the sole purpose of building a successful company and enhancing shareholder value.
     Firstly, we would like to commend you on running a well organized Meeting and would like to thank-you for conducting the Meeting in a fair and reasonable manner. Additionally, Mr. Miller would like to specifically commend you on your recently stated strategy disclosed in the May 9, 2011 press release whereby Atna indicated that it was “pursuing its ongoing program to monetize, joint venture or option its non-core property positions” and that the directors of Atna will “redouble their efforts over the next year to increase shareholder value in the Company”.
     In accordance with the discussions that took place following the termination of the Meeting, Mr. Miller wishes to submit the following two proposals to the Board of Directors of Atna (the "Board”) in the hopes of reaching an amicable settlement:
Proposal 1
•	Miller shall have the right to nominate two new directors to the Board; Atna will take any and all immediate steps necessary to appoint such nominees to the Board.

•	Concurrently with the appointment of Miller’s nominees to the Board, 2 incumbent directors shall resign from the Board, such resignations to be determined exclusively by the current Board.

•	Miller agrees to execute a standstill agreement providing that for a one year period commencing on the date of execution of such standstill agreement, Miller shall not run any new director nominees for election and appointment to the Board; Additionally, the standstill agreement would contain customary provisions for agreements of this nature.
Proposal 2
•	Miller shall have the right to nominate one new director to the Board; Atna will take any and all immediate steps necessary to appoint such nominee to the Board.

•	Miller’s nominee, together with one current independent director of Atna, shall form a mixed nominating committee for the purpose of strengthening the Board; Such mixed nominating committee, together with input from other large investors, shall then select 2 or 3 mutually agreed upon new independent directors who shall be appointed to the Board; Concurrently which such appointment, 2 or 3 incumbent directors shall resign from the Board, such resignations to be determined exclusively by the current Board.

•	Recommendations with respect to new directors may be submitted by the Board, Miller and an outside search agency if any such agency is engaged by the mixed nominating committee.
     The principal objective with respect to each proposal is the same — to contribute to, and to help Atna achieve its goals and to enhance shareholder value. Furthermore, we would expect that any reconstitution process would be carried out in accordance with the requirements of the Business Corporations Act (British Columbia) and the Articles of Atna.
     Lastly, while Mr. Miller is encouraged by the way in which the Meeting was conducted, by the content of the May 9, 2011 press release and by the Board’s willingness to engage in constructive dialogue with him, he remains concerned about the possibility of Atna undertaking a further dilutive financing. Accordingly, Mr. Miller asks that the board, as an indication of good faith, agree for so long as discussions are ongoing, to permit Mr. Miller to participate in any equity financing, pro rata to his shareholding, to prevent any further dilution.
     If the Board is not willing to provide such an agreement, in writing, and if it does proceed with a dilutive financing, Mr. Miller may take and pursue every recourse available to prevent such a financing, including by commencing an oppression remedy action against Atna and the Board or seeking leave to commence a derivative action on behalf of Atna against the Board, as may be appropriate in the circumstances.
     Although we expect that the Board can make a determination to proceed (or not) with this request expeditiously, as was discussed following termination of the Meeting, we would request a reply by no later than one month following delivery of this letter, being June 10, 2011. If we have not received a positive response by such date, we will assume that the Board is not prepared to accept either of the above stated proposals. If the Board is not agreeable to either proposal, our client reserves all of his legal rights as a shareholder of Atna.

     Mr. Miller is extremely committed to ensuring the success of Atna and to maximizing its value potential for all of Atna’s shareholders. We hope that you will carefully consider Mr. Miller’s proposals and look forward to hearing from you accordingly.
Yours truly,
(signed) Zev Zelman
Zev Zelman

c.c.:	James K.B. Hesketh, CEO, President and Director, Atna Resources Ltd.
David H. Watkins, Chairman, Atna Resources Ltd.
Glen D. Dickson, Director, Atna Resources Ltd.
Ronald D. Parker, Director, Atna Resources Ltd.
David Fagin, Director, Atna Resources Ltd.
Christopher E. Herald, Director, Atna Resources Ltd.
Paul H. Zink, Director, Atna Resources Ltd.
David Hunter, Bull, Housser & Tupper LLP
Lloyd I. Miller, III
John Stark, Stikeman Elliott LLP
Lisa Trienis, Stikeman Elliott LLP
Steve Balet, Okapi Partners LLC